The Saratoga Advantage Trust

1616 N. Litchfield Road, Suite 165

Goodyear, Arizona 85395

May 26, 2016

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attn: Dominic Minore, Division of Investment Management

Re:	The Saratoga Advantage Trust
Securities Act File No. 333-210921

Registration Statement on Form N-14

Dear Mr. Minore:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), The Saratoga Advantage Trust (the “Trust”), on behalf of James Alpha Hedged High Income Portfolio, a series of the Trust, hereby requests that the effectiveness for the above-referenced Registration Statement on Form N-14 be accelerated so that it will become effective as soon as practicable on May 27, 2016. The Trust hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ Bruce E. Ventimiglia

Bruce E. Ventimiglia